Modified

                                FORM U-13-60

                                ANNUAL REPORT

                                For the Period

              Beginning January 1, 1999 and Ending December 31, 1999

                                    To The

                    U.S. Securities and Exchange Commission

                                      of

                                    HEC Inc.

                          A Subsidiary Service Company

                      Date of Incorporation:  June 19, 1990

                         State under which Incorporated:

                        The Commonwealth of Massachusetts

            Location of Principal Executive Offices of Reporting Company

                                 24 Prime Parkway
                                 Natick, MA  01760

               Report filed pursuant to Order dated July 27, 1990
                              in file number 70-7698

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                           Linda A. Jensen, Treasurer
                                   HEC Inc.
                              24 Prime Parkway
                              Natick, MA  01760

          Name of Principal Holding Company Under Which Reporting
                            Company is Organized:

                             Northeast Utilities



             INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60


1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.



                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                     Schedule           Page
Description of Schedules and Accounts                Acct. No.          No.
-------------------------------------                ---------          ----
Description of system of accounting                                     3

COMPARATIVE BALANCE SHEET                            Schedule I         4-5
-------------------------
Company property                                     Schedule II        6
Accumulated provision for depreciation and
  amortization of company property                   Schedule III       7
Accounts receivable and accounts
  receivable from associate companies                Schedule V         8
Miscellaneous deferred debits                        Schedule IX        9
Proprietary capital                                  Schedule XI        10
Long-term debt                                       Schedule XII       11
Current and accrued liabilities                      Schedule XIII      12
Notes to financial statements                        Schedule XIV       13-15

COMPARATIVE INCOME STATEMENT                         Schedule XV        16
----------------------------
Analysis of billing - non-associate companies        Account 458        17
Departmental analysis of salaries                    Account 920        18
Outside services employed                            Account 923        19-20
Miscellaneous general expenses                       Account 930.2      21
Rents                                                Account 931        22
Taxes other than income taxes                        Account 408        23
Notes to statement of income (included above)        Schedule XVIII     24

ORGANIZATION CHART                                                      25
------------------



                            Annual Report of:  HEC Inc.
                  for the Twelve Months Ended December 31, 1999


Description of the system of accounting employed by HEC Inc.:

HEC Inc. maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. HEC's subsidiary, Select Energy Contracting Inc., maintains its records on CF Data System using the standard chart of accounts developed within the general contracting business. Revenues and expenses are recorded on an accrual basis. A more detailed description of HEC's accounting policies can be found in the Notes to the Financial Statements.

ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1999 and 1998
-------------------------------------------------------------- ------------ ------------
ACCOUNT       ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31
-------------------------------------------------------------- ------------ ------------
                                                                   1999         1998
       COMPANY PROPERTY
101    Company property (Schedule II)                         $ 18,437,013 $  4,291,941
107    Construction work in progress (Schedule II)                       0            0
                                                               ------------ ------------
       Total Property                                           18,437,013    4,291,941
                                                               ------------ ------------
108    Less accumulated provision for depreciation and
       amortization of company property (Schedule III)           3,926,721    3,012,857
                                                               ------------ ------------
       Net Company Property                                     14,510,292    1,279,084
                                                               ------------ ------------
       INVESTMENTS
123    Investments in associate companies (Schedule IV)                  0            0
124    Other Investments (Schedule IV)                                   0            0
                                                               ------------ ------------
       Total Investments                                                 0            0
                                                               ------------ ------------
       CURRENT AND ACCRUED ASSETS
131    Cash                                                      3,609,341      423,493
134    Special deposits
135    Working funds                                                 1,800        1,800
136    Temporary cash investments (Schedule IV)
141    Notes receivable
143    Accounts receivable (Schedule V)                          8,925,507    2,867,670
144    Accumulated provision of uncollectible accounts
145    Notes receivable from associate companies
146    Accounts receivable for associate companies (Schedule V)     98,822      796,281
152    Fuel stock expenses undistributed
154    Materials and supplies                                      189,151            0
163    Stores expense undistributed
165    Prepayments                                                 270,902      144,498
174    Miscellaneous current and accrued assets
                                                               ------------ ------------
       Total Current and Accrued Assets                         13,095,523    4,233,742
                                                               ------------ ------------
       DEFERRED DEBITS
181    Unamortized debt expense
184    Clearing Accounts
186    Miscellaneous deferred debits (Schedule IX)               7,317,432    1,923,274
188    Research, development, or demonstration expenditures              0            0
190    Accumulated deferred income taxes                           287,292       79,703
                                                               ------------ ------------
       Total Deferred Debits                                     7,604,724    2,002,977
                                                               ------------ ------------
       TOTAL ASSETS AND OTHER DEBITS                          $ 35,210,539 $  7,515,803
                                                               ============ ============



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31, 1999 and 1998

-------------------------------------------------------------- ------------ ------------
ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL              AS OF DECEMBER 31
-------------------------------------------------------------- ------------ ------------
                                                                   1999         1998
       PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                      $        100 $        100
211    Miscellaneous paid-in capital (Schedule XI)              18,999,855    3,998,565
215    Appropriated Retained Earnings (Schedule XI)                      0            0
216    Unappropriated Retained Earnings (Schedule XI)             (132,422)    (562,215)
                                                               ------------ ------------
       Total Proprietary Capital                                18,867,533    3,436,450
                                                               ------------ ------------
       LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)                  0            0
224    Other long-term debt (Schedule XII)                         725,000      525,000
225    Unamortized premium on long-term debt                             0            0
226    Unamortized discount on long-term debt                            0            0
                                                               ------------ ------------
       Total Long Term Debt                                        725,000      525,000
                                                               ------------ ------------
       CURRENT AND ACCRUED LIABILITIES
231    Notes Payable                                                     0            0
232    Accounts Payable                                          6,333,340    1,520,936
233    Notes payable to associate co's (Schedule XIII)           3,500,000    1,000,000
234    Accounts payable to associate co's (Schedule XIII)          176,656       55,704
236    Taxes accrued                                               448,025      220,528
237    Interest Accrued
238    Dividends declared
241    Tax collections payable (Schedule XIII)                      36,154       18,124
242    Misc. current and accrued liabilities (Schedule XIII)     4,674,447      570,132
                                                               ------------ ------------
       Total Current and Accrued Liabilities                    15,168,622    3,385,424
                                                               ------------ ------------
       DEFERRED CREDITS
253    Other deferred credits
255    Accumulated deferred investment tax credits
                                                               ------------ ------------
       Total Deferred Credits                                            0            0
                                                               ------------ ------------
283    Accumulated Deferred Income Taxes                           449,384      168,929
                                                               ------------ ------------
       TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $ 35,210,539 $  7,515,803
                                                               ============ ============



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Year Ended December 31, 1999

SCHEDULE II - COMPANY PROPERTY


                                       BALANCE AT                                BALANCE AT
                                        BEGINNING                      OTHER 1/     CLOSE
      DESCRIPTION                        OF YEAR   ADDITIONS   SALES    CHANGES    OF YEAR
--------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                         14,583  12,356,669                    12,371,252

303   MISCELLANEOUS INTANGIBLE PLANT            0                                         0

304   LAND AND LAND RIGHTS                      0                                         0

305   STRUCTURES AND IMPROVEMENTS               0                                         0

306   LEASEHOLD IMPROVEMENTS               11,367      69,095                        80,462

307   EQUIPMENT 2/                              0                                         0

308   OFFICE FURNITURE & EQUIPMENT      1,374,525   1,192,420                     2,566,945

309   AUTOMOBILES, OTHER VEHICLES          57,098     526,888                       583,986
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT            0                                         0

311   OTHER COMPANY PROPERTY 3/         2,834,368                                 2,834,368
                                       -----------------------------------------------------
                              SUBTOTAL  4,291,941  14,145,072     0         0    18,437,813
                                       -----------------------------------------------------
107   CONSTRUCTION WORK IN                                                                0
      PROGRESS 4/
                                       -----------------------------------------------------
                              TOTAL     4,291,941  14,145,072     0         0    18,437,013
                                       =====================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
      None

2/ SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY SHALL PROVIDE
      A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT
      THE CLOSE OF THE YEAR.

      Not applicable

3/ DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. HEC Inc. is paid based on the savings generated by the fixtures over a specified period of time.  The equipment remains the  property of HEC Inc. until the end of the contract and is amortized over the life of the contract.

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS

      None



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY


                                    BALANCE AT ADDITIONS            OTHER 1/    BALANCE
                                    BEGINNING  CHARGED TO           CHANGES    AT CLOSE
      DESCRIPTION                    OF YEAR  ACCT 403/404 SALES  ADD/(DEDUCT)  OF YEAR
-----------------------------------------------------------------------------------------
COMPANY PROPERTY

Account
------

301   ORGANIZATION                     12,102     337,808                        349,910

303   MISCELLANEOUS INTANGIBLE PLANT        0                                          0

304   LAND AND LAND RIGHTS                  0                                          0

305   STRUCTURES AND IMPROVEMENTS           0                                          0

306   LEASEHOLD IMPROVEMENTS            8,869       1,500                         10,369

307   EQUIPMENT                             0                                          0

308   OFFICE FURNITURE & EQUIPMENT    991,469     240,652            (2,553)   1,229,568

309   AUTOMOBILES, OTHER VEHICLES      25,807      52,693                         78,500
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT        0                                          0

311   OTHER COMPANY PROPERTY 2/     1,974,610     283,764                      2,258,374
                                    -----------------------------------------------------
      TOTAL                         3,012,857     916,417      0     (2,553)   3,926,721
                                    =====================================================

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
               Not applicable



ANNUAL REPORT OF HEC INC.
AND SUBSIDIAIRES

For the Twelve Months Ended December 31, 1999

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable and accounts receivable from each associate company. Where the service company has provided accomodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.

                                                   BALANCE AT        BALANCE AT
                                                   BEGINNING           CLOSE
DESCRIPTION                                         OF YEAR           OF YEAR
-------------------------------------------------- ----------------- ----------
Account

143   Accounts Receivable from clients            $2,867,670        $8,925,507
                                                   ----------        ----------
TOTAL                                             $2,867,670        $8,925,507
                                                   ==========        ==========

146   Accounts Receivable from Associate Companies
        Northeast Utilities Service Company       $        0        $        0
        The Connecticut Light & Power Company        723,496             8,823
        Western Massachusetts Electric Company        72,785            61,030
        Public Service Company of New Hampshire            0                 0
        Select Energy, Inc.                                0            28,969
                                                   ----------        ----------
TOTAL                                             $  796,281        $   98,822
                                                   ==========        ==========




ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:   Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                     BALANCE AT         BALANCE AT
                                                     BEGINNING            CLOSE
DESCRIPTION                                           OF YEAR            OF YEAR
---------------------------------------------------- ------------------ ----------
Account
-------
186      Miscellaneous Deferred Debits
         Accrued Receivable for energy systems &
         design contracts, net                      $1,913,274         $7,309,932
         West Virginia Legal Receivable                 10,000              7,500
                                                    ----------         ----------
TOTAL                                               $1,923,274         $7,317,432
                                                    ==========         ==========



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

SCHEDULE XI - PROPRIETARY CAPITAL


                                        NUMBER OF PAR OR STATED OUTSTANDING        CLOSE OF
                                         SHARES       VALUE      NUMBER OF          PERIOD
 ACCT. CLASS OF STOCK                  AUTHORIZED   PER SHARE     SHARES         TOTAL AMOUNT
----------------------------------------------------------------------------------------------
  201  COMMON STOCK                        100           1         100               100
----------------------------------------------------------------------------------------------

INSTRUCTIONS:   Classify amounts in each account with brief explanations, disclosing the general nature of transactions which give rise to the
                reported amounts.

       DESCRIPTION                                                                  AMOUNT
----------------------------------------------------------------------------------------------
  211  Miscellaneous paid-in-capital                                               19,000,000

211.84 Currency Translation Adjustment                                                   (145)

  215  Appropriated Retained Earnings                                                None
                                                                                 -------------
       TOTAL                                                                       18,999,855
                                                                                 =============

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining for servicing nonassociates per the General
                Instructions of the Uniforn Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                       BALANCE AT   NET INCOME                          BALANCE AT
                                        BEGINNING       OR       DIVIDENDS                CLOSE
       DESCRIPTION                       OF YEAR      (LOSS)       PAID      OTHER (1)   OF YEAR
--------------------------------------------------------------------------------------------------
  216  Unappropriated Retained Earnings  (562,215)      659,113      0       (229,320)  (132,422)
                                       -----------------------------------------------------------
       TOTAL                             (562,215)      659,113      0       (229,320)  (132,422)
                                       ===========================================================

(1) Allocation of benefits - Employee Stock Ownership Plan.



ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

For the Year Ended December 31, 1999

  SCHEDULE XII

 LONG-TERM DEBT

INSTRUCTIONS:    Advances from associate companies should be reported separately for advances in notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  for Account 224 - - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------- --------- --------- --------- ---------- ---------
                                                              BALANCE                        BALANCE
                 TERMS OF OBLIG.   DATE                         AT                             AT
                 CLASS & SERIES    OF     INTEREST  AMOUNT   BEGINNING           DEDUCTIONS   CLOSE
NAME OF CREDITOR  OF OBLIGATION  MATURITY   RATE   AUTHORIZED OF YEAR  ADDITIONS    (1)      OF YEAR
-------------------------------------------------- --------- --------- --------- ---------- ---------
ACCOUNT 223 -                                      $         $         $         $          $
     ADVANCES FROM
     ASSOCIATE
     COMPANIES:

ACCOUNT 224 -
     OTHER
     LONG-TERM DEBT:

Arizona Public   1996 Secured
Service          Notes          12/31/2000   7.84%  250,000   250,000                        250,000
Arizona Public   1997 Secured
Service          Notes          12/31/2000   7.84%  275,000   275,000                        275,000
Arizona Public   1999 Secured
Service          Notes          12/31/2000   7.84%  200,000         0   200,000              200,000
                                                   --------  --------  --------  --------   --------
                                                   $725,000  $525,000  $200,000  $      0   $725,000
                                                   ========  ========  ========  ========   ========

(1)  GIVE AN EXPLANATION OF DEDUCTIONS:



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

SCHEDULE XIII - CURRENT ACCRUED LIABILITIES


INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company.  Give descriptions and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                               BALANCE AT          BALANCE AT
                                               BEGINNING             CLOSE
DESCRIPTION                                     OF YEAR             OF YEAR
---------------------------------------------  ------------------- ----------
Account
-------

233    NOTES PAYABLE TO ASSOCIATE COS.       $ 1,000,000          $3,500,000
                                              ----------          ----------
TOTAL                                        $ 1,000,000          $3,500,000
                                              ==========          ==========


234    ACCOUNTS PAYABLE TO ASSOCIATE COS.
       Northeast Utilities Service Company   $    55,704          $  167,987
       Select Energy, Inc.                             0               8,669
                                              ----------          ----------
TOTAL                                        $    55,704          $  176,656
                                              ==========          ==========


241    TAX COLLECTIONS PAYABLE               $    18,124          $   36,154
                                              ----------          ----------
TOTAL                                        $    18,124          $   36,154
                                              ==========          ==========

242    MISCELLANEOUS CURRENT AND
       ACCRUED VENDOR LIABILITIES
       Accrued Audit Fee                     $    32,687          $   48,846
       Accrued Legal                                   0              18,359
       Accrued Incentive Expense                 119,069           1,146,087
       Accrued Accounts Payable                   26,288                   0
       Accrued Lighting Maintenance               37,596              35,360
       Reserve for energy savings guarantee      104,000             154,000
       Deferred Compensation                     211,109             876,237
       Notes Payable-Other                             0           1,500,000
       Accrued Interest                                0              77,671
       Accrued Warranty                                0              10,247
       Accrued West Virginia Legal Credit         10,000               7,500
       Accrued Payroll                                 0             144,464
       Subcontractors Advances                         0             629,213
       Miscellaneous (3 Items)                    29,383              26,463
                                              ----------          ----------
TOTAL                                        $   570,132          $4,674,447
                                              ==========          ==========


                                 ANNUAL REPORT OF HEC INC.
                                     AND SUBSIDIARIES

                       For the Twelve Months Ended December 31, 1999

                                       SCHEDULE XIV

                              NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies

    (a) General
        HEC Inc. (the "Company"), a wholly-owned subsidiary of Northeast Utilities Enterprises, Inc. ("NUEI"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of Southwest HEC Energy Services L.L.C., owned 99% by HEC and three wholly-owned subsidiaries, HEC Energy Consulting Canada Inc., Select Energy Contracting Inc., and Reed's Ferry Supply Co., Inc. HEC's subsidiary, Select Energy Contracting, Inc (formerly HEC International Corporation) purchased the assets of a mechanical contractor in August 1999. At the same time, HEC purchased Reed's Ferry Supply Co., Inc. Significant intercompany transactions have been eliminated in consolidation.

   (b)  Revenue Recognition
        Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become estimable.

   (c)  Depreciation
        Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2) Short-Term Debt
    The Company is a participant in the Northeast Utilities system Money
    Pool (Pool). As a limited participant, HEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At
    December 31, 1999 and 1998, HEC had approximately $3,500,000 and $1,000,000 in borrowings at 4.9 and 5.8 percent respectively, from the Pool.

(3) Long-Term Debt
    Southwest HEC entered into a variable debt agreement with Arizona Public Service ("APS") on December 7, 1995. The note requires an initial loan of $100,000 with additional advances to Southwest HEC of $50,000 quarterly, beginning April 1, 1996, until a maximum balance of $250,000 was reached. The interest rate is set annually based on the long-term interest rate APS reports on its FERC Form 1. The 1999 interest for the notes was 7.84%. During 1999, APS made additional advances amounting to $200,000 to help fund the expansion of the federal government program. The interest rate on the advances made in 1999 is 7.84%. The total principal is due on December 31, 2000, unless the notes are converted to a 50% ownership in Southwest HEC.

(4) Defined Contribution Plan
    The Company with the exception of Select Energy Contracting, Inc.(SECI) participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in contributions by specified percentages over a five year period. Select Energy Contracting, Inc. participates in its own 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 16% of their compensation to the plan, and SECI contributes up to 3% of each employee's compensation. Employees become vested in contributions by specified percentages over a twenty year period.

(5) Leases
    The Company has certain operating leases for offices and equipment expiring at various dates through 2004. During 1999 and 1998, HEC charged approximately $552,000 and $398,000 respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

         2000                $  623,300
         2001                   492,200
         2002                   451,600
         2003                   445,000
         2004                   209,100
                             ----------
         Total               $2,221,200
                             ==========


ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999 and 1998

SCHEDULE XV - STATEMENT OF INCOME


                                                         YEAR ENDED   YEAR ENDED
                                                         DECEMBER 31  DECEMBER 31
ACCOUNT  DESCRIPTION                                        1999         1998
-------------------------------------------------------  ------------------------
                                                                    C>
         INCOME
457      Services rendered to Associate Companies      $    861,503 $  2,515,694
458      Services rendered to Nonassociate Companies     44,959,860   20,192,403
421      Miscellaneous Income/(Loss)                          7,616      152,095
                                                         -----------  -----------
            TOTAL INCOME                                 45,828,979   22,860,192
                                                         ===========  ===========
         EXPENSE
904      Reserve for Uncollectible Accounts                 187,355       10,000
920      Salaries and Wages                               7,639,488    4,350,734
921      Office Supplies and Expense                     14,389,963    4,827,617
922      Administrative Expense transferred-credit                0            0
923      Outside Services Employed                       19,401,730   12,632,911
924      Property Insurance                                  46,829       33,098
925      Injuries and Damages                               142,226      126,270
926      Employee Pensions and Benefits                     801,716      402,923
928      Regulatory Commission Expense
930.1    General Advertising Expense                         15,473        2,940
930.2    Miscellaneous General Expense                      137,027       88,502
931      Rents                                              551,600      397,899
935      Maintenance of Structures and Equipment             85,293       36,210
403      Depreciation and Amortization Expense              576,222      440,883
404      Amortization - Organization Costs                  372,230        2,977
408      Taxes other than Income Taxes                      443,724      355,851
409      Income Taxes                                            17       28,722
410      Provision for Deferred Income Taxes                222,076            0
411      Provision for Deferred Income Taxes-Credit               0     (310,120)
411.5    Investment Tax Credit                                    0            0
426.1    Donations                                                0            0
426.5    Other Deductions                                         0            0
427      Interest on Long-term Debt                               0            0
428      Amortize Debt Expenses                                   0            0
430      Interest on Debt to Associate Companies            100,884       74,971
431      Other Interest Expense                              56,013       32,576
                                                         -----------  -----------
            TOTAL EXPENSE                                45,169,866   23,534,964
                                                         -----------  -----------
         NET INCOME/(LOSS)                             $    659,113 $   (674,772)
                                                         ===========  ===========



ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
  ACCOUNT 458


                                           EXCESS
                                             OR        TOTAL
                                         DEFICIENCY    AMOUNT
DESCRIPTION                TOTAL COST      458-4       BILLED
---------------------------------------------------- -----------

ENERGY MANAGEMENT SERVICES                          $32,709,162
DEMAND SIDE MANAGEMENT SERVICES                          65,513
CONSULTING SERVICES                                   5,874,165
MECHANICAL CONTRACTING                                6,311,020
                                                    -----------
                         TOTAL                      $44,959,860
                                                    ===========

INSTRUCTIONS:   Provide a brief description of the services
                rendered to each nonassociate company.

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other engineering and design services.

Mechanical Contracting:
Installation of Plumbing and HVAC equipment.



ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

DEPARTMENTAL ANALYSIS OF SALARIES
   ACCOUNT 920


NAME OF DEPARTEMENT OR                     SALARY         NUMBER OF
SERVICE FUNCTION                           EXPENSE        PERSONNEL
------------------------------------------ ---------------------------

ADMINISTRATION                            $2,002,906          21

ENGINEERING                                4,473,956         156

MARKETING                                  1,162,626          15
                                         ------------       ----
TOTAL                                     $7,639,488         192
                                         ============       ====



ANNUAL REPORT OF HEC INC.
AND SUBSIDIARIES
For Twelve Months Ended December 31, 1999
OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

       From Whom            "A"-Associate                 Description
        Purchased          "NA"-Nonassociate  Amount      of Services
------------------------------------------- -----------------------------
SUBCONTRACTOR SERVICES
Bel Aire Mechanical               NA         1,190,958    Mechancial Contractor
Carr Canyon Contractors           NA           411,263    Mechancial Contractor
Positive Energy Contractors       NA         1,301,911    Lighting Contractor
Lightron of Cornwall              NA           450,971    Lighting Contractor
Burns Brothers Contracting        NA         1,415,281    Electrical/Lighting Contractor
Building Controls                 NA           255,063    Mechanical Contractor
Lewis Oil Company                 NA           243,895    Mechanical Contractor
Fresh Meadow Mechanical           NA         3,229,177    Mechanical Contractor
CRK Contracting                   NA           220,076    Mechanical Contractor
Ashley Mechanical                 NA           745,165    Mechanical Contractor
Haley's Metal Shop                NA           587,876    Mechanical Contractor
Johnson Controls                  NA           690,722    EMS Contractor
Horizon Metals Inc                NA           164,394    Mechanical Contractor
Longo Industries                  NA           938,251    Mechanical Contruction
KB Insultech                      NA           138,315    Plumbing Contractor
Mytech Corporation                NA           478,072    EMS Contractor
Keystone Controls                 NA           276,633    Mechanical Contruction
T.M Bier and Associates           NA           180,872    Mechanical Contractor
Thomas Heating & AC               NA           134,685    Electrical Contractor
Queens Industrial Elect.          NA           235,836    Electrical Contractor
York International                NA           173,900    Mechanical Contractor
Twenty nine Vendors               NA           450,271
                                           -----------
TOTAL SUBCONTRACTORS                       $13,913,587
                                           -----------

SUBCONTRACTOR SUPPLIERS

Aquamarine/Daisy                  NA         1,102,723    Boiler Supplier
Connecticut Trane Co              NA           528,401    Chiller Supplier
The Granite Group                 NA           320,237    Plumbing Supplier
Newport Steel                     NA           409,406    Piping Supplier
Independent Pipe                  NA           202,168    Plumbing Supplier
Northpoint Supply                 NA           156,864    Plumbing Supplier
Thompson-Durkee Co                NA           288,783    Plumbing Supplier
Kelly & Hayes                     NA           219,988    Electrical/Lighting Supplier
Sensorswitch                      NA           250,950    Lighting Supplier
                                           -----------
TOTAL SUBCONTRACTOR SUPPLIERS              $ 3,479,520
                                           -----------
CONSULTING SERVICES
EEM                               NA         1,307,126    Engineering/Construction Mgment
Thirty six Vendors                NA           511,943
                                           -----------
TOTAL CONSULTING SERVICES                  $ 1,819,069
                                           -----------
LEGAL SERVICES
Three Vendors                     NA       $    34,741
                                           -----------
AUDITING SERVICES
Arthur Andersen                   NA       $    56,118
                                           -----------
MARKETING AGENTS & CONSULTANTS
Four Vendors                      NA       $    52,423
                                           -----------
OTHER PROFESSIONAL SERVICES
Six Vendors                       NA       $    46,272
                                           -----------
TOTAL                                      $19,401,730
                                           ===========



ANNUAL REPORT OF HEC INC
AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2



INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expense," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C Section 441(b)(2) shall be separately classified.


DESCRIPTION                                                         AMOUNT
-----------------------------------------------------------       --------
Utilities                                                         $ 27,302
Miscellaneous                                                       62,048
Recruiting                                                          47,677
                                                                  --------
TOTAL                                                             $137,027
                                                                  ========


ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

      RENTS
   ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in Account 931 "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                AMOUNT
-----------------------------------------------------  --------------
Office Space                                         $       497,518
Equipment Rental                                              54,082
                                                       --------------
TOTAL                                                $       551,600
                                                       ==============



ANNUAL REPORT OF HEC INC
 AND SUBSIDIARIES

For the Twelve Months Ended December 31, 1999

TAXES OTHER THAN INCOME TAXES
   ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other than Income
               Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                            AMOUNT
                                                                     ----------

1) Other than U.S. Government taxes
    City & County Taxes                                             $    6,826
    State Franchise Taxes                                               32,365
    State Unemployment Taxes                                            46,683
                                                                    ----------
                  Subtotal                                          $   85,874
                                                                    ----------

2) U.S. Government taxes
    Employer's FICA Tax                                             $  346,556
    Federal Unemployment Taxes                                          11,294
                                                                    ----------
                  Subtotal                                          $  357,850
                                                                    ----------

                                          TOTAL                     $  443,724
                                                                    ==========


                        ANNUAL REPORT OF HEC INC AND SUBSIDIARIES

                           For the Year Ended December 31, 1999

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13 through 15.



                        ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES
                       ORGANIZATION CHART (AS OF DECEMBER 31, 1999)


President - Thomas W. Philbin, Ph.D.

    - Executive Vice President and Chief Operating Officer -
      James B. Redden, P.E.

    - President - Denron - Dennis Morrisette

    - Vice President -  David S. Dayton

    - Vice President - Finance, Treasurer, and Clerk -  Linda A. Jensen





                         ANNUAL REPORT OF HEC INC. AND SUBSIDIARIES

                                      SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                   HEC INC. AND SUBSIDIARIES
                                   -----------------------------
                                   (Name of Reporting Company)




                               By: /s/ Linda Jensen
                                   -----------------------------
                                   (Signature of Signing Officer)


                                   Linda Jensen, Vice President-
                                    Finance, Treasurer and Clerk
                                   -----------------------------
                                   (Printed Name and Title of
                                     Signing Officer)


                                   Date:  April 24, 2000
                                   -----------------------------